Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 29, 2007
STATOIL ASA
(Exact name of registrant as specified in its charter)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statement on Form F-4 (File No. 141445) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS
SIGNATURES
EXHIBIT INDEX

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2007	STATOIL ASA
	By:	/s/ Eldar Sætre
Eldar Sætre
Chief Financial Officer

EXHIBIT INDEX
The following table and discussion (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to General Instructions for Form 6-K.

Exhibit	Description

12.1	Computation of the ratio of earnings to fixed charges for Statoil for each of the five years during the period ended December 31, 2006 and the pro forma earnings and fixed charges of Statoil and the oil and gas business of Norsk Hydro for the year ended December 31, 2006.